

STEVE CRONIN · 3rd

Investment Coordinator at Cuse Capital, llc

United States · Contact info

500+ connections

Cuse Capital, llc

Tufts University

Experience

Investment Coordinator
Cuse Capital, llc · Full-time
Jan 2019 – Present · 2 yrs 10 mos
NY

Venture Capital, Private Equity, Real Estate, Capital Raises, Alternative Debt Financing

President
Baseline 2, GN, Wolfpack Basketball, Baseline Sports, Pay Me Records · Freelance
Jan 2001 – Present · 20 yrs 10 mos
New York, United States

Business Development, Youth Basketball Coach,
Athletic marketing and representation.
Consulting for a variety of companies with ever expanding network.

Director Of Business Development
Tommie Copper Inc. · Freelance
Aug 2016 – Jan 2018 · 1 yr 6 mos
Mount Kisco, New York, United States

Developed sales channels within the college and professional sports worlds, as well as thru personal corporate relationships

Business Development Specialist
The Hotaling Group · Part-time
Jan 2011 – Jan 2018 · 7 yrs 1 mo
NYC

Executive Vice President
Cirrus Fitness
Oct 2011 – Dec 2015 · 4 yrs 3 mos
NYC

Custom licensed fitness equipment at over 150 Universities, NBA, NHL, NFL, MLB Retail, Corp., Athletic Performance Centers.
Established working relationships with over 300 strength and conditioning coaches, athletic directors and NCAA administrators as well as Retailers big and small across the country.

Show 4 more experiences

Education

Tufts University
BA, HISTORY
1985 – 1989